
03025932


JUN 30 2003

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

# FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended **December 31, 2002**

OR

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission file number 1-1941



## 401(K) RETIREMENT SAVINGS PLAN FOR CERTAIN REPRESENTED EMPLOYEES OF BETHLEHEM STEEL CORPORATION AND SUBSIDIARY COMPANIES

**Bethlehem Steel Corporation**
1170 Eighth Avenue, Bethlehem, Pennsylvania 18016-7699
(610) 694-2424

Total Number of Pages: 17

**401(K) RETIREMENT SAVINGS PLAN**
**FOR CERTAIN REPRESENTED EMPLOYEES OF**
**BETHLEHEM STEEL CORPORATION**
**AND SUBSIDIARY COMPANIES**

## CONTENTS

401(k) RETIREMENT SAVINGS PLAN FOR CERTAIN REPRESENTED EMPLOYEES
OF BETHLEHEM STEEL CORPORATION AND SUBSIDIARY COMPANIES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in Millions)

| | December 31, | |
|---|---|---|
| | 2002 | 2001 |
| Assets: | | |
| Investments | $392.4 | $457.2 |
| Loans to participants | 19.3 | 22.7 |
| Receivable | | |
| Participant contributions | .3 | .4 |
| Net assets available for benefits | $412.0 | $480.3 |

The accompanying notes are an integral part of these financial statements.

401(k) RETIREMENT SAVINGS PLAN FOR CERTAIN REPRESENTED EMPLOYEES
OF BETHLEHEM STEEL CORPORATION AND SUBSIDIARY COMPANIES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in Millions)

| | Year Ended December 31, | |
|---|---|---|
| | 2002 | 2001 |
| Additions: | | |
| Investment income: | | |
| Interest | $ 13.0 | $ 13.5 |
| Dividends | 3.0 | 5.7 |
| Participant contributions | 25.5 | 27.3 |
| Deductions: | | |
| Net depreciation in fair value of investments | (61.0) | (44.2) |
| Withdrawals and distributions paid to participants | (48.8) | (44.1) |
| Net decrease | (68.3) | (41.8) |
| Net assets available for benefits: | | |
| Beginning of year | 480.3 | 522.1 |
| End of year | $412.0 | $480.3 |

The accompanying notes are an integral part of these financial statements.

## 401(k) RETIREMENT SAVINGS PLAN FOR CERTAIN REPRESENTED EMPLOYEES OF BETHLEHEM STEEL CORPORATION AND SUBSIDIARY COMPANIES

## NOTES TO FINANCIAL STATEMENTS

### A. Description of the Plan

The 401(k) Retirement Savings Plan for Certain Represented Employees of Bethlehem Steel Corporation and Subsidiary Companies (the "Plan") was adopted by the Board of Directors of Bethlehem Steel Corporation ("Bethlehem") effective as of January 1, 1987. The Plan is maintained pursuant to certain collective bargaining agreements. Bethlehem is the Plan Sponsor.

The Plan has a trust (the "Trust") under a Trust Agreement with Fidelity Management Trust Company ("Trustee"). The Employee Benefits Administration Committee (the "Committee"), consisting of four or more officers and employees of Bethlehem, has the authority and responsibility for the administration of the Plan. The Secretary of the Employee Benefits Administration Committee is the administrator of the Plan. Administrative expenses of the Plan are paid by Bethlehem.

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Under the terms of the Plan, an Eligible Employee who has at least 6 months of continuous service may elect to participate in the Plan. An Eligible Employee may elect to have Before-Tax Contributions (as defined in the Plan document) from 1% to 18% of his Eligible Earnings made under the Plan through a salary reduction arrangement. An Eligible Employee may also elect to have a portion or all of his bonus payments under the Employee Investment Program contributed as Before-Tax Contributions. Before-Tax Contributions and earnings thereon are 100% vested immediately and cannot be forfeited.

Hourly-paid employees at the Lake Michigan & Indiana Railroad LLC first became eligible to participate in the Plan in April 2000. These employees also receive Nonelective Company Contributions (as defined in the Plan document) ranging from 1% to 3% of Eligible Earnings, depending on their length of service. Employees do not have to make Before-Tax Contributions to the Plan to receive Nonelective Company Contributions. Nonelective Company Contributions vest 100% after a participant completes five years of service. A participant who does not complete five years of service forfeits his Nonelective Company Contributions and earnings thereon. Forfeitures are used to reduce future Nonelective Company Contributions.

Participants should refer to the Plan document for a complete description of Plan provisions.

Effective June 30, 2001, Bethlehem ceased paying dividends on its Preference and Common Stock since the General Corporation Law of the State of Delaware prohibits such payments when no surplus or net profits are legally available.

On October 15, 2001, Bethlehem and 22 of its wholly-owned subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States District Court for the Southern District of New York. As a result of the uncertainties inherent in the bankruptcy process and Bethlehem's anticipated liquidation (see Note J), substantial doubt about the Plan's ability to continue as a going concern exists. Additionally, the valuation of certain assets maintained by the Plan in the form of Bethlehem Common Stock is uncertain as a result of Bethlehem's bankruptcy status. These financial statements do not include any adjustments that might result from the outcome of these uncertainties.

## B. Summary of Significant Accounting Policies

*Basis of Accounting*

The financial statements are prepared on the accrual basis of accounting.

*Investment Valuation and Income Recognition*

Investments in Bethlehem Common Stock and fixed income securities are valued at fair value based upon the last published quotations for the last business day of the year. Mutual fund investments are stated at net asset value, representing the value at which shares of the fund may be purchased or redeemed at year end. Investments in contracts with insurance companies are presented at contract value, representing contributions made under the contracts, plus interest at the contract rate, less funds withdrawn (see Note C). Loans to participants (see Note D) are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

*Accounting Pronouncements*

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "*Accounting for Derivative Instruments and Hedging Activities*" ("SFAS No. 133"). SFAS No. 133 requires that an entity recognizes all derivatives and measures those instruments at fair value. SFAS No. 133 was effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan adopted SFAS No. 133 effective January 1, 2001. On April 30, 2003, the FASB issued SFAS No. 149, "*Amendment of Statement 133 on*

*Derivative Instruments and Hedging Activities*" which stated that contracts accounted for under either Paragraph 4 or Paragraph 5 of AICPA Statement of Position 94-4, "*Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans*," is not subject to the requirements of SFAS No. 133. Therefore, the Plan continues to account for the guaranteed investment contract at contract value. Accordingly, the adoption of SFAS No. 133 did not have a material impact on the financial statements. The carrying value of the contract held by the Plan was $183.5 million and $172.6 million at December 31, 2002 and 2001, respectively, which represents contract value.

*Withdrawals and Distributions*

Withdrawals and distributions to participants are recorded when paid.

*Participant Accounts*

Participant accounts are credited with (a) Before-Tax Contributions (if elected), (b) Nonelective Company Contributions (if eligible) and (c) earnings thereon. The benefit to which a participant is entitled is the participant's vested account balance.

*Accounting Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

*Risks and Uncertainties*

The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

## C. Contributions and Investment Options

Before-Tax Contributions and Nonelective Company Contributions are allocated among investment funds in multiples of 1% based on each participant's election.

Investment funds include the Stable Value Fund (CIGNA), the Bethlehem Stock Fund and 31 mutual funds offering a broad range of materially different risk and return characteristics. Earnings on investments are reinvested in the fund in which they are earned.

The Stable Value Fund (CIGNA) consists of a fully benefit responsive guaranteed investment contract with Connecticut General Life Insurance Company ("Connecticut General") under which Connecticut General guarantees the principal and credited interest. Investments are held in an individual separate account segregated from the other assets of Connecticut General. The Stable Value Fund (CIGNA) was credited with and yielded an interest rate of 6.60% for 2002 and 7.10% for 2001. Interest earned on investments in the Stable Value Fund (CIGNA) is reinvested in that fund. As discussed in Note B, the contract is included in the financial statements at contract value due to its fully benefit responsive nature. The contract value includes $(5.7) million and $(3.7) million at December 31, 2002 and 2001, respectively, which represents the difference between the contract value and the value of the underlying assets.

Contributions to the Bethlehem Stock Fund are used to purchase shares of Bethlehem Common Stock. There were no dividends on Bethlehem Common Stock for 2002 or 2001.

Under a predecessor plan, Matching Company Contributions for active Conshohocken Production and Maintenance employees were required to be initially invested in the Bethlehem Stock Fund. Post-1998 Matching Company Contributions could not be transferred to another investment fund or withdrawn by a participant who had not attained age 59½ for a period of two full calendar years following the year of contribution. However, effective April 1, 2002, the two-year restriction on the transfer or withdrawal of Matching Company Contributions of Bethlehem Common Stock (and earnings thereon) credited to the Bethlehem Stock Fund was eliminated. Accordingly, Matching Company Contributions of Bethlehem Stock for the year 2000 and 2001 became available for immediate transfer to other investment funds and, if a participant otherwise qualified, became eligible for withdrawal prior to age 59½.

**D. Participant Loans**

The Plan permits an eligible participant to borrow up to 50% of his vested account balance, subject to a minimum loan of $500 and a maximum loan of $50,000. Any participant with an account balance of $1,000 or more is eligible for a loan. A participant is permitted to have up to two loans outstanding at one time.

The term of a loan can be 1, 2, 3, 4 or 5 years, but a principal residence purchase loan may be for a term of 10 years. Interest is fixed over the repayment period at the prime rate quoted by the Wall Street Journal on the last business day of the month prior to the month in which the loan application is filed, plus 1%. Repayments of principal plus interest are made to the Loan Fund and transferred to the other investment funds in accordance with participants' current contribution investment elections.

## E. Withdrawals and Distributions

A participant who has attained age 59½ can withdraw Before-Tax Contributions and pre-1989 earnings thereon. Withdrawals of Before-Tax Contributions and pre-1989 earnings thereon are permitted prior to the attainment of age 59½ only to alleviate a financial hardship. In order to qualify for a financial hardship withdrawal, a participant must first receive all available nontaxable (at the time of the loan) loans, withdrawals and distributions, other than hardship withdrawals, from the Plan and other Bethlehem plans. Post-1988 earnings on Before-Tax Contributions cannot be withdrawn.

Nonelective Company Contributions are not eligible for withdrawal unless they are vested and have been in the Plan for at least two years. Matching Company Contributions can generally be withdrawn (see Note C above).

Upon termination of a participant's employment, the participant or, in the event of a participant's death, his beneficiary may receive the vested balance of his account. In lieu of receiving a single-sum distribution, a participant or his beneficiary may receive installment payments or defer distribution to a later year.

## F. Fair Value of Investments

The following are investments that represent 5 percent or more of the Plan's net assets (dollars in millions):

| | December 31, | |
|---|---|---|
| | 2002 | 2001 |
| Stable Value Fund (CIGNA) | $189.3 | $176.0 |
| Fidelity Magellan Fund | 76.5 | 113.7 |
| Fidelity Puritan Fund | 26.6 | 33.2 |
| Fidelity Mid-Cap Stock Fund | 24.4 | 39.0 |
| Fidelity Growth and Income Portfolio | 23.0 | 31.4 |
| Spartan U. S. Equity Index Fund | 18.4 | 25.9 |

Plan investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows (dollars in millions):

| | Year Ended December 31, | |
|---|---|---|
| | 2002 | 2001 |
| Registered investment companies | $(59.8) | $(41.2) |
| Common Stock | (1.2) | (3.0) |
| | $(61.0) | $(44.2) |

**G. Nonparticipant-Directed Investments**

The net assets and the changes in net assets for the nonparticipant-directed investments held in the Bethlehem Stock Fund are as follows (dollars in millions):

| | Year Ended December 31, | |
|---|---|---|
| | 2002 | 2001 |
| Net appreciation (depreciation) | - | $(.2) |
| Transfers to participant-directed | $(.1) | - |
| Net assets – Beginning of year | .1 | .3 |
| Net assets – End of year | - | $ .1 |

Prior to April 2002, post-1998 Matching Company Contributions became participant-directed investments after a period of two full calendar years following the year of contribution. Effective April 1, 2002, all Matching Company Contributions are participant-directed investments and can be transferred to any of the other available investment funds.

**H. Related-Party Transactions**

The Plan invests in shares of mutual funds managed by Fidelity. Fidelity acts as trustee for investments as defined by the Plan. The Plan also invests in shares of Bethlehem Common Stock. The Plan held 4,551,612 and 2,850,001 shares of Bethlehem Common Stock as of December 31, 2002 and 2001, respectively. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

**I. Tax Status**

Bethlehem has received determinations from the Internal Revenue Service, the most recent of which is dated March 5, 2002, that the Plan is a qualified plan within the meaning of Section 401(a) of the Internal Revenue Code and that the Trust is exempt from Federal income tax under Section 501(a) of such Code. The Plan has been amended since receiving the most recent determination letter. However, the Committee believes the Plan is designed and is operating in compliance with the applicable requirements of the Internal Revenue Code.

**J. Subsequent Events**

On March 12, 2003, Bethlehem signed an asset purchase agreement ("APA") to sell substantially all of its assets to a subsidiary of International Steel Group, Inc. ("ISG") for cash, ISG Class B common stock and the assumption of certain liabilities. The transaction is expected to provide Bethlehem sufficient cash to satisfy all allowed secured, administrative and priority claims. No value will be distributed to holders of Bethlehem's common, preferred or preference equity. The APA was approved by the Bankruptcy Court on April 22, 2003. Closing was completed on May 7, 2003 and Bethlehem plans to file a

Chapter 11 liquidating plan with the Court. Upon confirmation of such plan by the Court, Bethlehem's Chapter 11 case can be closed.

Due to the nature of the investments in the Stable Value Fund and the need to provide for orderly Plan administration following the ISG sale and the eventual termination of the Plan, Bethlehem directed that the guaranteed group annuity contract with Connecticut General under the Stable Value Fund (CIGNA) be liquidated as soon as administratively feasible commencing June 1, 2003. The liquidation proceeds will be invested as received in a short-term investment fund within the Stable Value Fund. The gain or loss associated with the liquidation of the investments in the Connecticut General contract will be allocated proportionately to the accounts of Plan participants with a balance in the Stable Value Fund as of the close of business on May 7, 2003.

Bethlehem also directed that the Bethlehem Stock Fund under the Plan be liquidated as soon as administratively feasible commencing June 20, 2003. Upon completion of the liquidation, the liquidation proceeds will be allocated proportionately to the accounts of participants with balances in the Bethlehem Stock Fund as of June 20, 2003.

Bethlehem intends to terminate the Plan effective August 31, 2003. All remaining assets in the Plan will be liquidated in connection with the termination of the Plan so that participants can receive cash distributions from the Plan no later than August 31, 2003. Upon termination of the Plan, any unvested amounts credited to participants' accounts will become fully vested and non-forfeitable.

EIN: 24-0526133
PN: 116

401(k) RETIREMENT SAVINGS PLAN FOR CERTAIN REPRESENTED EMPLOYEES
OF BETHLEHEM STEEL CORPORATION AND SUBSIDIARY COMPANIES

SCHEDULE H (LINE 4i)) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

| (a) | (b)<br>Identity of issue | (c)<br>Description of investment | (d)<br>Cost | (e)<br>Current Value |
|---|---|---|---|---|
| | Connecticut General Life Insurance Company | Stable Value Fund (1) | | $ 183,490,959 |
| * | Fidelity Institutional Retirement Services Company | Fidelity Magellan Fund | | 76,487,314 |
| * | Fidelity Institutional Retirement Services Company | Fidelity Puritan Fund | | 26,550,883 |
| * | Fidelity Institutional Retirement Services Company | Fidelity Mid-Cap Stock Fund | | 24,403,306 |
| * | Fidelity Institutional Retirement Services Company | Fidelity Growth and Income Portfolio | | 23,010,008 |
| * | Fidelity Institutional Retirement Services Company | Spartan U. S. Equity Index Fund | | 18,387,934 |
| * | Fidelity Institutional Retirement Services Company | Colchester Street Trust: Money Market Portfolio: Class I | | 5,816,282 |
| | The Vanguard Group | Vanguard PRIMECAP Fund | | 5,624,528 |
| | The Vanguard Group | Vanguard Wellesley Income Fund | | 4,659,739 |
| * | Fidelity Institutional Retirement Services Company | Fidelity Low-Priced Stock Fund | | 4,286,035 |
| | The Vanguard Group | Vanguard Windsor Fund | | 3,692,426 |
| * | Fidelity Institutional Retirement Services Company | Fidelity U. S. Bond Index Fund | | 3,175,606 |
| | The Vanguard Group | Vanguard U. S. Growth Fund | | 2,585,112 |
| * | Fidelity Institutional Retirement Services Company | Fidelity Equity-Income Fund | | 1,328,704 |
| * | Fidelity Institutional Retirement Services Company | Fidelity Aggressive Growth Fund | | 1,199,904 |
| * | Fidelity Institutional Retirement Services Company | Fidelity Dividend Growth Fund | | 993,805 |
| | Liberty Wanger Asset Management | Liberty Acorn Fund | | 975,985 |
| | Pacific Investment Management Company | PIMCO Total Return Fund | | 915,185 |
| * | Fidelity Institutional Retirement Services Company | Fidelity Balanced Fund | | 861,201 |
| | The Vanguard Group | Vanguard International Value Fund | | 740,875 |
| | INVESCO Funds Group, Inc. | INVESCO Dynamics Fund | | 708,031 |
| * | Bethlehem Steel Corporation | Bethlehem Stock Fund | $ 5,475,594 | 500,677 |
| * | Fidelity Institutional Retirement Services Company | Fidelity Blue Chip Growth Fund | | 392,820 |
| | Franklin Templeton Investments | Franklin Small-Mid Cap Growth Fund - Class A | | 390,426 |
| * | Fidelity Institutional Retirement Services Company | Fidelity Freedom 2010 Fund | | 254,652 |
| * | Fidelity Institutional Retirement Services Company | Fidelity Diversified International Fund | | 156,111 |
| | American Century Services Corporation | American Century Income & Growth Fund | | 155,899 |
| | The Vanguard Group | Vanguard Growth & Income Fund | | 139,516 |
| * | Fidelity Institutional Retirement Services Company | Fidelity Freedom 2000 Fund | | 131,148 |
| | American Century Services Corporation | American Century International Growth Fund | | 98,476 |
| * | Fidelity Institutional Retirement Services Company | Fidelity Freedom 2020 Fund | | 90,331 |
| * | Fidelity Institutional Retirement Services Company | Fidelity Freedom 2030 Fund | | 82,170 |
| * | Fidelity Institutional Retirement Services Company | Fidelity Freedom Income Fund | | 78,495 |
| * | Fidelity Institutional Retirement Services Company | Fidelity Freedom 2040 Fund | | 17,741 |
| * | Participant Loans | Rates of 5.25% - 10.50% (2) | | 19,256,468 |
| | | | | |
| | Grand Total | | $ 5,475,594 | $ 411,638,752 |

* Indicates a party-in-interest.

(1) See attached for detailed listing of investments in the Stable Value Fund.
(2) An interest rate of prime plus 1%, based on month-end prior to date of loan origination, is charged on all employee loans.

## Holdings Report for SABETH
## As of 12/31/2002

| Cusip/Loan | Issue Name | Coupon | Par/Share | Book Value | Eff Yield | Qual | Price | Priv/Pub | Market Value | Dur | Avg Life | Tax Status |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ***Fixed Income - Private*** | | | | | | | | | | | | |
| 23583*CA3 | DANA CREDIT CORP | 7.910 | 2,000,000 | 2,000,000 | 7.9100 | BA1 | 94.873 | PRIVATE | 1,956,792 | 2.97 | 3.63 | TAXABLE |
| 35638*AA4 | FREEDOM COMMUNICATIONS, INC. SERIES A S | 6.625 | 2,000,000 | 2,000,000 | 6.6250 | BAA3 | 104.760 | PRIVATE | 2,098,144 | 3.09 | 3.48 | TAXABLE |
| 36867@AA2 | GEMINI 1998 STATUTORY TRUST SENIOR NOT | 6.560 | 3,000,000 | 3,000,000 | 6.5521 | A3 | 100.000 | PRIVATE | 3,057,947 | 2.43 | 2.75 | TAXABLE |
| 48268@AA2 | KPMG LLP SR NOTE | 7.680 | 1,100,000 | 1,100,000 | 7.6800 | A2 | 106.126 | PRIVATE | 1,167,622 | 1.82 | 1.96 | TAXABLE |
| 525392AA4 | LEISER, S.A. DE C.V. SER 1999-1 | 9.401 | 998,252 | 998,252 | 5.4775 | BAA2 | 107.627 | PRIVATE | 1,098,108 | 2.01 | 2.24 | TAXABLE |
| 58528#FJ1 | MEIJER, INC SERIES C-1 | 7.600 | 489,400 | 489,400 | 7.4140 | BAA1 | 112.871 | PRIVATE | 564,786 | 3.35 | 3.92 | TAXABLE |
| 58528#FM4 | MEIJER, INC SERIES C-2 | 7.600 | 525,000 | 525,000 | 7.6000 | BAA1 | 112.871 | PRIVATE | 605,870 | 3.35 | 3.92 | TAXABLE |
| 58528#FQ5 | MEIJER, INC SERIES C-3 | 7.600 | 568,100 | 568,100 | 7.4140 | BAA1 | 112.871 | PRIVATE | 655,609 | 3.35 | 3.92 | TAXABLE |
| 73731#AA7 | POSEIDON INVESTORS SR SEC NOTE | 7.730 | 2,000,000 | 2,000,000 | 7.8100 | A2 | 111.548 | PRIVATE | 2,305,260 | 5.01 | 6.52 | TAXABLE |
| 73765PBZ8 | POTOMAC CAPITAL INVEST CORP MED TERM N | 7.970 | 1,500,000 | 1,500,000 | 7.9700 | BAA2 | 107.703 | PRIVATE | 1,670,673 | 1.63 | 1.80 | TAXABLE |
| 103084A@8 | SPIRENT PLC | 8.060 | 1,000,000 | 1,000,000 | 8.0600 | BAA3 | 115.005 | PRIVATE | 1,158,559 | 5.35 | 6.89 | TAXABLE |
| 932270AC5 | WALLACE COMPUTER SVC SENIOR NOT | 7.260 | 3,000,000 | 3,000,000 | 6.9200 | BAA2 | 110.127 | PRIVATE | 3,358,252 | 4.84 | 6.04 | TAXABLE |
| **Total Fixed Income - Private** | | **7.473** | **18,180,752** | **18,180,752** | **7.1981** | **BAA1** | | | **19,697,622** | **3.36** | **4.06** | |
| ***Fixed Income - Public*** | | | | | | | | | | | | |
| 002920AA4 | ABBEY NATIONAL PLC | 7.350 | 3,000,000 | 3,004,386 | 7.2730 | AA3 | 109.750 | PUBLIC | 3,339,050 | 3.31 | 3.79 | TAXABLE |
| 013104AG9 | ALBERTSONS INC | 8.350 | 1,000,000 | 999,755 | 8.3510 | BAA1 | 120.766 | PUBLIC | 1,221,573 | 5.73 | 7.34 | TAXABLE |
| 130409AA3 | CALIF MARITIME INFRASTRUC REV -DUKE CAP | 6.630 | 1,473,096 | 1,473,096 | 6.6228 | A3 | 109.906 | PUBLIC | 1,635,302 | 3.57 | 4.09 | TAXABLE |
| 26882PAB8 | ERAC USA FINANCE COMPANY | 6.625 | 2,000,000 | 1,950,593 | 7.9060 | BAA1 | 105.547 | PUBLIC | 2,160,993 | 1.94 | 2.12 | TAXABLE |
| 524908BD1 | LEHMAN BROTHERS HOLDINGS INC | 8.500 | 2,000,000 | 2,052,867 | 7.7650 | A2 | 117.484 | PUBLIC | 2,378,021 | 3.69 | 4.34 | TAXABLE |
| 5526E0AH6 | MBNA AMER BK MTN 144A #TR000087.750% 09/ | 7.750 | 2,000,000 | 1,990,474 | 7.9403 | BAA1 | 109.749 | PUBLIC | 2,240,619 | 2.42 | 2.71 | TAXABLE |
| 65542LAG6 | NORANDA FOREST | 6.875 | 3,000,000 | 3,019,548 | 6.5764 | BAA2 | 103.453 | PUBLIC | 3,129,948 | 2.58 | 2.87 | TAXABLE |
| 74251UAC8 | PRINCIPAL FINANCE 144A | 8.200 | 2,000,000 | 1,994,875 | 8.2457 | A3 | 116.734 | PUBLIC | 2,396,643 | 5.19 | 6.63 | TAXABLE |
| **Total for Fixed Income - Public** | | **7.468** | **16,473,096** | **16,485,594** | **7.4871** | **A3** | | | **18,502,149** | **3.35** | **3.95** | |
| ***Mortgage*** | | | | | | | | | | | | |
| 096P00500 | 2101 L STREET | 7.070 | 1,751,378 | 1,751,378 | 7.1404 | AA3 | 101.185 | PRIVATE | 1,782,407 | 0.25 | 0.25 | TAXABLE |
| 096P03400 | 525 WEST MONROE | 8.610 | 1,913,127 | 1,909,001 | 8.8053 | BAA1 | 105.582 | PRIVATE | 2,033,593 | 0.97 | 1.02 | TAXABLE |
| 120074000 | 55 EAST MONROE | 8.000 | - | - | 8.0000 | AA2 | 109.815 | PRIVATE | - | 2.00 | 2.00 | TAXABLE |
| 120067000 | ACADIANA MALL | 8.040 | 2,000,000 | 2,000,000 | 8.1492 | AA3 | 110.653 | PRIVATE | 2,226,408 | 1.92 | 2.08 | TAXABLE |
| 092P04202 | BELLEVUE SQUARE | 9.000 | - | - | 9.0000 | AA3 | 102.235 | PRIVATE | - | 0.50 | 0.50 | TAXABLE |
| 100005000 | DENVER PLACE | 8.040 | 1,901,777 | 1,901,777 | 8.1552 | A2 | 115.234 | PRIVATE | 2,204,209 | 3.67 | 4.30 | TAXABLE |
| 100005001 | DENVER PLACE | 9.750 | 782,742 | 782,742 | 9.9294 | A2 | 121.612 | PRIVATE | 958,258 | 3.56 | 4.26 | TAXABLE |
| 096P00700 | EMBASSY SUITES - SAN DIEGO | 7.630 | 1,775,450 | 1,775,450 | 7.7112 | AA3 | 101.696 | PRIVATE | 1,816,795 | 0.34 | 0.35 | TAXABLE |
| 120059000 | HYATT REGENCY - WASHINGTON D C | 8.020 | 2,852,265 | 2,852,265 | 8.1337 | A1 | 107.180 | PRIVATE | 3,076,066 | 1.39 | 1.48 | TAXABLE |
| 096P01000 | JAMESTOWN APARTMENTS | 7.060 | 1,708,762 | 1,708,762 | 7.0699 | AA2 | 101.620 | PRIVATE | 1,746,365 | 0.33 | 0.33 | TAXABLE |
| 120049000 | MARINA VILLAGE III | 6.750 | 1,875,467 | 1,875,467 | 6.8047 | A2 | 110.590 | PRIVATE | 2,084,570 | 2.89 | 3.21 | TAXABLE |
| 096P04900 | MARRIOTT - GREENBELT | 8.700 | 1,717,658 | 1,717,658 | 8.7895 | AA1 | 117.238 | PRIVATE | 2,026,107 | 3.23 | 3.74 | TAXABLE |
| 100017000 | MARRIOTT - HANOVER | 8.580 | 1,848,895 | 1,845,732 | 8.6616 | A3 | 107.931 | PRIVATE | 2,008,693 | 1.45 | 1.56 | TAXABLE |
| 120043001 | NATIONSBANK PLAZA | 7.550 | 2,612,803 | 2,612,803 | 7.6481 | A1 | 105.299 | PRIVATE | 2,767,657 | 1.03 | 1.08 | TAXABLE |
| 120041000 | ONE CHRISTINA CENTRE | 7.180 | 2,874,770 | 2,873,468 | 7.2048 | AA2 | 105.013 | PRIVATE | 3,036,031 | 1.03 | 1.07 | TAXABLE |

## Holdings Report for SABETH
## As of 12/31/2002

| Cusip/Loan | Issue Name | Coupon | Par/Share | Book Value | Eff Yield | Qual | Price | Priv/Pub | Market Value | Dur | Avg Life | Tax Status |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 120051000 | ONE LOGAN SQUARE | 6.920 | 2,206,828 | 2,206,828 | 6.9954 | A3 | 111.700 | PRIVATE | 2,477,705 | 3.66 | 4.19 | TAXABLE |
| 120004000 | ONE STATE STREET | 7.230 | 1,811,151 | 1,811,151 | 7.3113 | AA3 | 110.348 | PRIVATE | 2,009,431 | 2.27 | 2.48 | TAXABLE |
| 095P08500 | WATER GARDEN | 7.250 | 1,840,121 | 1,840,121 | 7.3305 | AA1 | 101.262 | PRIVATE | 1,874,414 | 0.25 | 0.25 | TAXABLE |
| 100006000 | WOODLAND CREEK | 7.770 | 1,820,963 | 1,820,963 | 7.8476 | A2 | 115.859 | PRIVATE | 2,121,465 | 3.54 | 4.10 | TAXABLE |
| **Total for Mortgage** | | **7.690** | **33,294,157** | **33,285,566** | **7.7768** | **A1** | | | **36,250,174** | **1.79** | **1.99** | |
| ***Structured- Private*** | | | | | | | | | | | | |
| 30437@AA6 | FAIRFIELD ACCEPTANCE CORP 98-1PAY-THROU | 6.750 | 353,078 | 353,078 | 6.7600 | A2 | 100.212 | PRIVATE | 355,812 | 3.70 | 3.70 | TAXABLE |
| 301951AB5 | FFCA SEC ASSETS CORP 1996-C1 A | 7.800 | 919,282 | 919,282 | 7.8400 | AAA | 101.000 | PRIVATE | 934,450 | 1.95 | 2.17 | TAXABLE |
| 449148AA3 | HYPPCO FINANCE CO. CLASS A | 5.750 | 1,413,078 | 1,014,266 | 5.7500 | B2 | 72.000 | PRIVATE | 1,017,416 | 3.33 | 3.91 | TAXABLE |
| 62939@AA2 | NSS MORTGAGE SECURITIES II CLASS A | 7.640 | 1,554,070 | 1,554,070 | 7.7300 | AA2 | 111.899 | PRIVATE | 1,748,883 | 3.08 | 3.50 | TAXABLE |
| 87263CAC6 | TRI FUNDING III CLASS A-3 | 7.560 | 2,000,000 | 2,000,000 | 7.6100 | AAA | 107.194 | PRIVATE | 2,156,480 | 1.96 | 2.17 | TAXABLE |
| **Total for Structured Private** | | **7.256** | **6,239,508** | **5,840,696** | **7.3037** | **AA3** | | | **6,213,041** | **2.60** | **2.92** | |
| ***Structured Public*** | | | | | | | | | | | | |
| 00253CFH5 | AMT 1998-C A5F | 6.633 | 2,000,000 | 1,975,049 | 6.9890 | AAA | 107.281 | PUBLIC | 2,156,680 | 5.05 | 7.50 | TAXABLE |
| 152314BJ8 | CENTEX 99-2 A5 | 7.000 | 2,000,000 | 1,999,782 | 7.1050 | AAA | 107.219 | PUBLIC | 2,156,042 | 4.80 | 7.17 | TAXABLE |
| 21075WAC9 | CONHE 1994-3 A2 | 8.020 | 40,116 | 40,116 | 6.5140 | AAA | 99.938 | PUBLIC | 40,359 | 0.13 | 0.17 | TAXABLE |
| 21075WCT0 | CONHE 1996-2 A7 | 7.600 | 500,686 | 500,686 | 7.7660 | AAA | 100.359 | PUBLIC | 505,656 | 0.28 | 0.33 | TAXABLE |
| 229396AB2 | CRYSTAL RUN PROPERTY INC. | 7.636 | 2,000,000 | 2,000,000 | 7.7585 | A2 | 109.625 | PUBLIC | 2,199,288 | 3.12 | 3.63 | TAXABLE |
| 12669C2W9 | CWALT 2002-11 M | 6.500 | 1,987,637 | 2,032,899 | 6.1950 | AA2 | 103.563 | PUBLIC | 2,069,212 | 8.78 | 14.60 | TAXABLE |
| 12669C3X6 | CWHL 2002-22 M | 6.250 | 2,990,578 | 3,012,458 | 6.1700 | AA2 | 103.438 | PUBLIC | 3,108,955 | 8.85 | 14.41 | TAXABLE |
| 12669CSP6 | CWHL 2002-7 M | 5.426 | 1,000,000 | 968,511 | 5.8431 | AA2 | 101.766 | PUBLIC | 1,022,178 | 10.93 | 18.58 | TAXABLE |
| 152314FA3 | CXHE 2002-B MF1 | 6.418 | 1,000,000 | 1,000,000 | 6.5052 | AA2 | 104.500 | PUBLIC | 1,050,348 | 2.70 | 3.08 | TAXABLE |
| 294424AD8 | EQCCF 1996-A A4 | 7.680 | 1,427,594 | 1,427,594 | 7.8154 | AAA | 102.719 | PUBLIC | 1,471,279 | 0.27 | 0.58 | TAXABLE |
| 31287NCG1 | FGLMC 30YR 7.5 #C62771 ALT-A | 7.500 | 3,719,005 | 3,913,742 | 5.1880 | AAA+ | 106.345 | PUBLIC | 3,978,211 | 2.28 | 2.58 | TAXABLE |
| 3128GXG75 | FHLMC 15YR 5.0 #E92922 | 5.000 | 5,000,000 | 5,057,306 | 4.7260 | AAA+ | 102.672 | PUBLIC | 5,154,427 | 1.50 | 3.78 | TAXABLE |
| 3128GXUG9 | FHLMC GOLD 15YR 5.0 #E93283 | 5.000 | 5,000,000 | 5,088,820 | 4.8325 | AAA+ | 102.672 | PUBLIC | 5,154,427 | 2.60 | 5.32 | TAXABLE |
| 3133TMVD5 | FHR 2198 PR | 7.000 | 5,000,000 | 5,080,214 | 5.9002 | AAA+ | 103.703 | PUBLIC | 5,214,323 | 0.22 | 0.63 | TAXABLE |
| 31389XND1 | FNARM 30YR #638588 | 5.509 | 2,563,848 | 2,582,476 | 5.0750 | AAA+ | 104.266 | PUBLIC | 2,684,983 | 4.20 | 5.08 | TAXABLE |
| 31371KNY3 | FNMA 15YR 6.0 #0254307 | 6.000 | 2,624,035 | 2,643,687 | 5.8177 | AAA+ | 104.641 | PUBLIC | 2,758,927 | 1.07 | 3.34 | TAXABLE |
| 31388VN87 | FNMA 15YR 6.0 #616115 | 6.000 | 2,221,608 | 2,260,440 | 5.6610 | AAA+ | 104.688 | PUBLIC | 2,336,854 | 1.07 | 3.34 | TAXABLE |
| 31389TFA5 | FNMA 15YR 6.0 #634761 | 6.000 | 1,739,901 | 1,765,937 | 5.6442 | AAA+ | 104.641 | PUBLIC | 1,829,343 | 1.07 | 3.34 | TAXABLE |
| 31387DYZ6 | FNMA 15YR 6.5 #581328 | 6.500 | 2,745,891 | 2,877,848 | 6.2074 | AAA+ | 105.719 | PUBLIC | 2,917,796 | 1.32 | 3.30 | TAXABLE |
| 31371KES6 | FNMA 20YR 7.0 #254045 | 7.000 | 3,189,329 | 3,349,388 | 6.6427 | AAA+ | 105.813 | PUBLIC | 3,393,313 | 0.44 | 2.58 | TAXABLE |
| 121602ZA7 | FNMA 30YR 6.0 | 6.000 | 5,000,000 | 5,134,375 | 4.7490 | AAA+ | 103.469 | PUBLIC | 5,173,435 | 1.79 | 5.59 | TAXABLE |
| 31371KV24 | FNMA 30YR 6.5 #254533 PREPAY PENALTY | 6.500 | 4,815,441 | 5,000,152 | 4.9870 | AAA+ | 104.641 | PUBLIC | 5,064,991 | 0.91 | 3.82 | TAXABLE |
| 31390G6Y8 | FNMA 30YR 6.5 #646287 | 6.500 | 4,524,331 | 4,620,028 | 5.9459 | AAA+ | 104.172 | PUBLIC | 4,737,587 | 0.91 | 3.82 | TAXABLE |
| 31371KDM0 | FNMA 30YR 7.0 #254008 | 7.000 | 3,580,206 | 3,707,591 | 5.9507 | AAA+ | 105.188 | PUBLIC | 3,786,814 | 0.44 | 2.58 | TAXABLE |
| 31387XC45 | FNMA 30YR 7.0 #596891 | 7.000 | 2,046,905 | 2,080,103 | 6.9073 | AAA+ | 105.188 | PUBLIC | 2,165,029 | 0.44 | 2.58 | TAXABLE |
| 31384EAW0 | FNMA 30YR 7.5 #521221 | 7.500 | 1,625,066 | 1,731,797 | 6.1740 | AAA+ | 106.250 | PUBLIC | 1,736,789 | 0.12 | 2.04 | TAXABLE |
| 31385KN84 | FNMA 30YR 7.5 #546815 | 7.500 | 824,121 | 918,756 | 7.4090 | AAA+ | 106.203 | PUBLIC | 880,393 | 0.12 | 2.04 | TAXABLE |
| 31384VRZ7 | FNMA 30YR 8.0 #535204 | 8.000 | 1,606,442 | 1,694,204 | 7.6839 | AAA+ | 107.797 | PUBLIC | 1,742,404 | 0.50 | 1.98 | TAXABLE |

## Holdings Report for SABETH
## As of 12/31/2002

| Cusip/Loan | Issue Name | Coupon | Par/Share | Book Value | Eff Yield | Qual | Price | Priv/Pub | Market Value | Dur | Avg Life | Tax Status |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 3139204D9 | FNR 2001-44 TP | 7.000 | 7,000,000 | 7,107,771 | 5.8775 | AAA+ | 104.578 | PUBLIC | 7,361,302 | 0.05 | 0.85 | TAXABLE |
| 36157RBY0 | GECMS 1997-12 A6 | 7.000 | 1,284,360 | 1,288,616 | 6.8605 | AAA | 100.047 | PUBLIC | 1,292,454 | 0.13 | 0.56 | TAXABLE |
| 3935053C4 | GTHEL 1999-D A5 | 7.880 | 3,000,000 | 3,000,000 | 8.0210 | AAA | 107.641 | PUBLIC | 3,239,725 | 1.62 | 2.83 | TAXABLE |
| 76110WNK8 | RASC 2002-KS2 MI1 | 6.656 | 1,000,000 | 1,000,000 | 6.7490 | AA2 | 103.938 | PUBLIC | 1,044,922 | 2.22 | 2.50 | TAXABLE |
| 12669BUD2 | RAST 2000-A6 NB2 | 8.000 | 3,130,497 | 3,130,973 | 5.6254 | AAA | 101.563 | PUBLIC | 3,200,281 | 0.06 | 0.31 | TAXABLE |
| 76110YTG7 | RFMSI 2000-S2 A9 | 7.500 | 1,561,153 | 1,561,153 | 1.1156 | AAA | 100.703 | PUBLIC | 1,582,881 | 0.15 | 0.21 | TAXABLE |
| 86358RME4 | SASC 2001-13 1A7 | 6.750 | 555,438 | 561,617 | 4.9028 | AAA | 100.438 | PUBLIC | 560,993 | 0.22 | 0.25 | TAXABLE |
| 86358RH42 | SASC 2002-7 B1 | 6.500 | 3,971,279 | 4,108,247 | 5.9010 | AA2 | 105.141 | PUBLIC | 4,196,939 | 6.28 | 4.75 | TAXABLE |
| **Total for Structured Public** | | **6.618** | **94,275,467** | **96,222,336** | **5.8597** | **AAA** | | | **98,969,540** | **2.01** | **3.87** | |
| **Total for SABETH** | | **7.024** | **168,462,980** | **170,014,944** | **6.5856** | **AA2** | | | **179,632,526** | **2.23** | **3.50** | |
| Cash | | | | 12,591,424 | | | | | 12,591,424 | | | |
| Receivable for Securities Sold | | | | 51,437 | | | | | 51,437 | | | |
| Interest Receivable - Long Term Bonds | | | | 1,172,530 | | | | | - | | | |
| Mortgage Interest Receivable | | | | 212,430 | | | | | - | | | |
| Mortgage Receivable | | | | 2,011,752 | | | | | 2,011,752 | | | |
| Payable for Securities Purchased | | | | (5,134,375) | | | | | (5,134,375) | | | |
| **Grand Total** | | | | **180,920,142** | | | | | **189,152,764** | | | |

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

401(k) Retirement Savings Plan for Certain Represented Employees of Bethlehem Steel Corporation and Subsidiary Companies

By: [signature]
D. L. Stephenson
Chairperson, Employee Benefits Administration Committee

Dated: June 30, 2003



PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

**Report of Independent Accountants**

To the Participants and Administrator of the
401(k) Retirement Savings Plan for Certain
Represented Employees of Bethlehem Steel
Corporation and Subsidiary Companies

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the 401(k) Retirement Savings Plan for Certain Represented Employees of Bethlehem Steel Corporation and Subsidiary Companies (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Plan will continue as a going concern. As discussed in Notes A and J to the financial statements, Bethlehem Steel Corporation, the Plan sponsor, filed for reorganization under the protection of Chapter 11 of the United States Bankruptcy Code and has subsequently sold substantially all of its assets to a subsidiary of International Steel Group, Inc. As a result of the Plan sponsor's bankruptcy filing and anticipated liquidation, substantial doubt about the Plan's ability to continue as a going concern exists and the valuation of certain assets maintained by the Plan in the form of investments in the Plan sponsor's common stock is uncertain. The financial statements do not include any adjustments that might result from these uncertainties.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
June 25, 2003